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                                   SCHEDULE A

             COMPANIES AND PORTFOLIOS COMPRISING THE DELAWARE GROUP*









                        [NAME OF INVESTMENT COMPANIES]











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* Except as otherwise noted, all Portfolios included on this Schedule A are
Existing Portfolios for purposes of the compensation described on Schedule B to that Fund Accounting Agreement between Delaware Service Company, Inc. and the Delaware Group of Funds dated as of _________ __, 199_ ("Agreement"). All Portfolios added to this Schedule A by amendment executed by a Company on behalf of such Portfolio hereof shall be a New Portfolio for purposes of Schedule B to the Agreement.





Dated as of: __________ __, 199_